Filed pursuant to Rule 253(g)(2)

File No. 024-12655

OFFERING CIRCULAR SUPPLEMENT NO. 2 DATED SEPTEMBER 2, 2026

(To the offering circular dated DECEMBER 10, 2025 and qualified on DECEMBER 23, 2025)

elektros, INC.

(Exact name of registrant as specified in its charter)

DATE: SEPTEMBER 2, 2026

Nevada	1400	85-4235616
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

1626 South 17th Avenue
Hollywood, Florida

Telephone: 347-885-9734

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with our offering circular of Elektros, Inc. (the "Company," "we," "us," or "our") dated December 10, 2025 and qualified by the Commission on December 23, 2025 ("Offering Circular") and subsequently supplemented on December 29, 2025.

The purpose of this Supplement is to disclose that we have decided to change the fixed offering price pursuant to Rule 253 (b) from $0.005 per share per share to $0.004.

OFFERING CIRCULAR SUPPLEMENT DATED SEPTEMBER 2, 2026

UP TO A MAXIMUM OF 800,000,000 SHARES OF COMMON STOCK

MINIMUM INDIVIDUAL INVESTMENT: None

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.004	None	$3,200,000